Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Unity Bancorp, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8, pertaining to the Unity Bank Employees Savings and Profit Sharing Plan and Trust, of Unity Bancorp, Inc., of our report dated June 22, 2006, relating to the statement of net assets available for benefits of the Unity Bank Employees Savings & Profit Sharing Plan and Trust, as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Unity Bank Employees Savings and Profit Sharing Plan and Trust.

KPMG LLP

Short Hills, New Jersey
June 29, 2007